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                       HUMITECH INTERNATIONAL GROUP, INC.
                         15851 DALLAS PARKWAY, SUITE 410
                                ADDISON, TX 75001



                                                                 FILED VIA EDGAR
                                                                 ---------------

                                 March 12, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE:      WITHDRAWAL OF REGISTRATION STATEMENT
         FORM SB-2 FILED MAY 15, 2002,
         FILE NO. 333-88374

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the 1933 Act Rules, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Humitech International Group, Inc. (the "Registrant") to withdrawal the Registration Statement on Form SB-2, as amended, filed by the Registrant on May 15, 2002 (the "Registration Statement").

No securities were sold in connection with the Registration Statement. The Registrant due to market conditions is seeking the withdrawal. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a), the SEC issue an order consenting to the withdrawal of the Registration Statement.

                                                     Sincerely,


                                                     /s/ C.J. Comu
                                                     C.J. Comu
                                                     Chief Executive Officer